UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

COMPASS DIVERSIFIED HOLDINGS

Full Name of Registrant

COMPASS GROUP DIVERSIFIED HOLDINGS LLC

Full Name of Registrant

Sixty One Wilton Road, Second Floor

Address of Principal Executive Office (Street and number)

Westport, CT 06880

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “Company,” and together with Holdings, “CODI,” “we” or “us”) were unable to file their Annual Report on Form 10-K for the year ended December 31, 2016 (the “CODI Annual Report”) within the prescribed time period because of timing issues related to the 5:30 p.m. Eastern time deadline for acceptance of filings and a filing by a former subsidiary business (“Former Subsidiary”) whose financial statements we incorporated by reference into the CODI Annual Report. The CODI Annual Report was completed, executed and ready to be filed with Securities and Exchange Commission (the “Commission”) prior to the 5:30 p.m. Eastern time deadline (the “EDGAR Cutoff Time”) for acceptance of filings on March 1, 2017, the due date for the Annual Report. In order to comply with applicable Commission rules, CODI incorporated by reference into the CODI Annual Report certain financial statements included in the Former Subsidiary’s annual report on Form 10-K (the “Former Subsidiary Annual Report”). It was therefore necessary for the CODI Annual Report to be filed immediately after the filing of the Former Subsidiary Annual Report. Notwithstanding the best efforts of both CODI and the Former Subsidiary to coordinate their respective filings, technical issues related to the software program used by Former Subsidiary caused the Former Subsidiary Annual Report to be filed only a few minutes prior to the EDGAR Cutoff Time which, in turn, caused a delay in the filing of the CODI Annual Report. As a result, the filing was not received until 5:31 p.m. Eastern time and was not accepted until 5:33 p.m. Eastern time, or three minutes following the EDGAR Cutoff Time. We intend to submit a written request for a date adjustment for the filing date to the Commission for the acceptance date to be changed from March 2, 2017 to March 1, 2017. As a precautionary matter, however, we are submitting this Form 12b-25 to ensure that we remain timely in our periodic filings under the Securities Exchange Act of 1934, as amended.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ryan J. Faulkingham	(203) 221-1703
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

COMPASS DIVERSIFIED HOLDINGS

(Name of Registrant as Specified in Charter)

COMPASS GROUP DIVERSIFIED HOLDINGS LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

COMPASS DIVERSIFIED HOLDINGS
Date: March 2, 2017	By:	/s/ Ryan J. Faulkingham
Ryan J. Faulkingham
Regular Trustee
COMPASS GROUP DIVERSIFIED HOLDINGS LLC
Date: March 2, 2017	By:	/s/ Ryan J. Faulkingham
Ryan J. Faulkingham
Chief Financial Officer